Exhibit 99.1

Chi-Med Announces Phase III FALUCA Trial Results for Fruquintinib in Third-Line, Advanced Non-Small Cell Lung Cancer in China

– Trial did not meet the primary endpoint of overall survival despite improvement in progression-free survival –

London: Friday, November 16, 2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces the outcome of FALUCA, its Phase III trial of fruquintinib in advanced non-small cell lung cancer (“NSCLC”) patients in China who have failed two lines of systemic chemotherapy. The trial did not meet the primary endpoint to demonstrate a statistically significant increase in overall survival (“OS”) compared to placebo.

Fruquintinib demonstrated, in FALUCA, a statistically significant improvement in all secondary endpoints including progression-free survival (“PFS”), objective response rate (“ORR”), disease control rate (“DCR”) and duration of response (“DoR”) as compared to the placebo. The safety profile of the trial was in line with that observed in prior clinical studies. Full detailed results are expected to be disclosed at an upcoming scientific meeting.

“While the study demonstrates a significant reduction in disease progression in this challenging lung cancer patient population, we are disappointed that this benefit did not translate into an increase in overall survival,” commented Simon To, Chairman of Chi-Med. He added, “We remain confident that the high selectivity and lower off-target toxicities of fruquintinib are major points of differentiation. The recent first approval of fruquintinib monotherapy for advanced colorectal cancer, the imminent launch in China, and the commencement of several combination collaborations with immunotherapies both in China and in the U.S., reinforces our belief in fruquintinib.”

Fruquintinib was first approved by the National Medical Products Administration of China (NMPA) in September 2018, for the treatment of advanced colorectal cancer, becoming the first China-discovered and developed pharmaceutical for a mainstream oncology indication to be unconditionally approved in China. Chi-Med has established a manufacturing facility in Suzhou, China, to produce fruquintinib.  The market launch of fruquintinib in colorectal cancer (“CRC”) in China, in collaboration with Eli Lilly and Company (“Lilly”), is now imminent.

Fruquintinib is also in multiple ongoing clinical trials in the U.S. and China, including in combination with checkpoint inhibitors, chemotherapy, and other targeted therapy agents.

About Other Fruquintinib Development Programs

Global Development

Phase I monotherapy in the U.S.: In December 2017, Chi-Med initiated a multi-center, open-label, Phase I clinical study to evaluate the safety, tolerability and pharmacokinetics of fruquintinib in U.S. patients with advanced solid tumors (clinicaltrials.gov identifier NCT03251378). This study is almost complete, and proof-of-concept (“POC”) studies are expected to begin in 2019.

China Development

Colorectal cancer in China: The NMPA approved the first NDA for fruquintinib for the treatment of patients with advanced colorectal cancer in September 2018. The NDA is supported by data from the successful FRESCO study, a Phase III pivotal registration trial of fruquintinib in 416 patients with advanced colorectal cancer in China, which was highlighted in an oral presentation at the American Society of Clinical Oncology Annual Meeting held on June 5, 2017 (clinicaltrials.gov identifier NCT02314819).

Gastric cancer in China: In October 2017, Chi-Med initiated a pivotal Phase III clinical trial of fruquintinib in combination with Taxol® (paclitaxel), known as the FRUTIGA study, in approximately 500 patients with advanced gastric or gastroesophageal junction (GEJ) adenocarcinoma who have progressed after first-line standard chemotherapy (clinicaltrials.gov identifier NCT03223376). An interim analysis on FRUTIGA, to establish POC, is anticipated during the first half of 2019 and if successful could trigger a POC milestone from Lilly. The FRUTIGA study followed a Phase I/II clinical trial in 34 patients with gastric cancer that demonstrated that combination therapy of fruquintinib and Taxol® was generally well-tolerated with promising tumor response (clinicaltrials.gov identifier NCT02415023).

Lung cancer in China: Fruquintinib is being studied in a Phase II study in combination with Iressa® (gefitinib) in patients with untreated advanced or metastatic NSCLC (clinicaltrials.gov identifier NCT02976116). Preliminary results were highlighted in an oral presentation at the 18th World Conference on Lung Cancer on October 16, 2017.

Programmed cell death protein-1 (“PD-1”) checkpoint inhibitor combination: It is an important part of Chi-Med's strategy to explore the potential synergies of its drug candidates in combination with other anti-cancer treatments in several solid tumor settings. In October 2018, Chi-Med entered into a further collaboration in China to evaluate the combination of fruquintinib with genolimzumab (GB226), a PD-1 inhibitor being developed by Genor Biopharma Company Limited.

About FALUCA

The FALUCA trial is a randomized, double-blind, placebo-controlled, multi-center, Phase III registration study targeted at treating patients with advanced non-squamous NSCLC, who have failed two lines of systemic chemotherapy. 527 patients were randomized at a 2:1 ratio to receive either: 5mg of fruquintinib orally once per day, on a three-weeks-on / one-week-off cycle, plus best supportive care (“BSC”); or placebo plus BSC. The primary endpoint is OS, with secondary endpoints including PFS,  ORR,  DCR and DoR.  Additional details about this study can be found at clinicaltrials.gov, using identifier NCT02691299.

About Fruquintinib

Fruquintinib (brand name: Elunate®) is a small molecule, selective and highly potent inhibitor of VEGFR 1, 2 and 3. VEGFR inhibitors play a pivotal role in tumor-related angiogenesis, cutting off the blood supply that a tumor needs to grow rapidly. The global market for anti-angiogenesis therapies was estimated at over US$18 billion in 2017, including both monoclonal antibodies and small molecules approved in around 30 tumor settings. During the discovery research process, which began at Chi-Med in 2007, fruquintinib was successfully designed to be differentiated by improving kinase selectivity in comparison to other approved small molecule tyrosine kinase inhibitors (TKIs), to minimize off-target toxicities, improve tolerability and provide more consistent target coverage, resulting in better clinical efficacy. The superior tolerability, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may be highly suitable for innovative combinations with other anti-cancer therapies.

In October 2013, Chi-Med entered into a licensing, co-development and commercialization agreement in China with Lilly for fruquintinib. Under the terms of the agreement, the costs of development of fruquintinib, carried out by Chi-Med, are shared; Chi-Med has received upfront payments and development and regulatory approval milestone payments; and upon commercialization in China, Chi-Med would receive royalties. Chi-Med and Lilly agreed to develop fruquintinib in three initial solid tumor indications, including CRC, NSCLC and gastric cancer.

The most common adverse reactions included hypertension, hand-foot syndrome and proteinuria. Clinically effective management of these adverse effects is feasible. For important safety information about fruquintinib, please see www.chi-med.com.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 400 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics in oncology and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the ability of fruquintinib to gain commercial acceptance in China, the potential market of fruquintinib for patients with metastatic NSCLC or CRC who have failed two prior treatments in China, the ability for Chi-Med to quickly provide fruquintinib to patients by year end, and the clinical development of fruquintinib in other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding Chi-Med’s ability to obtain regulatory approval in different jurisdictions, to commercialize fruquintinib, that the benefits obtained from fruquintinib during clinical trials will be the same for all patients who are prescribed fruquintinib, that no unidentified side effects will occur which could result in the NMPA pulling fruquintinib from the market and the sufficiency of funding to support commercialization of fruquintinib in metastatic CRC and the development of fruquintinib in other indications. In addition, as certain studies rely on the use of Iressa® (gefitinib) or Taxol® (paclitaxel) as combination therapeutics with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of Iressa® and Taxol®. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

CONTACTS

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Hong Kong & Asia ex-China – Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
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Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
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